Exhibit 99.2

Date: November 16, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

FEDERAL COURT OF AUSTRALIA APPROVES INCANNEX’S RE-DOMICILIATION AND LODGEMENT OF COURT ORDERS WITH ASIC

Melbourne, November 16, 2023 Incannex Healthcare Limited (ASX: IHL) (NASDAQ: IXHL) (the “Company” or “Incannex”) is pleased to announce that the Federal Court of Australia (“Court”) has today made orders approving the scheme of arrangement in relation to the Company’s proposed re-domiciliation from Australia to the United States (“Scheme”), under which Incannex Healthcare Inc. (“Holdco”) will become the ultimate parent company of Incannex Healthcare Limited following the implementation of the Scheme.

It is expected that a copy of the Court’s orders with respect to the Schemes will be lodged with ASIC tomorrow, at which time the Schemes will become legally effective. Incannex has applied to ASX to suspend quotation and trading of Incannex shares, with effect from the close of trading on ASX on November 17, 2023. Incannex’s ADRs, however, will continue to trade on Nasdaq until the implementation date (November 28, 2023).

Incannex shareholders and optionholders who hold shares and options on the record date for the Scheme (7:00pm (Melbourne time) on Tuesday, November 21, 2023) will be entitled to receive the Scheme consideration (in accordance with the terms of the Scheme as set out in Section 5.2 and 5.3 of the Scheme Booklet dated October 4, 2023 (“Scheme Booklet”)).  The Scheme consideration will be paid to Scheme Shareholders and Scheme Optionholders (as defined in the Scheme Booklet) on the implementation date.

END

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 29 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex's views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex's views as of any date after the date of this press release.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: November 16, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Important Notice

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this press release have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

Contact Information

Incannex Healthcare Limited Mr Joel Latham Managing Director and Chief Executive Officer +61 409 840 786 joel@incannex.com.au	Investor Relations Contact – United States Alyssa Factor Edison Group +1 (860) 573 9637 afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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